

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2023

Qiwei Miao
Chief Executive Officer
EShallGo Inc.
12F Block 16, No.1000 Jinhai Road
Pudong New District
Shanghai, China 201206

      Re: EShallGo Inc.
          Amendment No. 2 to Registration Statement on Form F-1
          Filed June 23, 2023
          File No. 333-271478

Dear Qiwei Miao:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1

We may experience extreme stock price volatility..., page 65

1.   Please expand your risk factor regarding potential stock price volatility to specifically address, among others, the following factors:
   - As a relatively small-capitalization company with relatively small public float, you may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies;
   - If trading volumes are low, persons buying or selling in relatively small quantities may easily influence the prices of your shares;
   - A decline in the market price of your shares could adversely affect your ability to issue additional shares of common stock or of other securities and your ability to

obtain additional financing in the future;
- Shareholders may be unable to readily sell their shares or may be unable to sell their shares at all if an active market does not develop.

<u>Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm, page 1</u>

2.   Please revise to include a currently dated consent of the independent registered public accounting firm.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at 202-551-3335 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services